UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On July 9, 2026, Virax Biolabs Group Limited (the “Company”), entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of (i) warrants to purchase an aggregate of 48,000 ordinary shares par value $0.025 per share (“Ordinary Shares”), issued to the Holder on October 16, 2023, as amended on December 4, 2025, with an exercise price of $10.00 per share and termination date of December 30, 2030, and (ii) preferred investment options to purchase an aggregate of 500,000 Ordinary Shares, issued to the Holder on December 4, 2025, with an exercise price of $10.00 per share and termination date of December 30, 2030 (collectively, the “Existing Warrants”).

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 548,000 Ordinary Shares of the Company at a reduced exercise price of $6.00 per share in consideration for the Company’s agreement to issue new unregistered Series A Ordinary Share Preferred Investment Options (the “Series A Preferred Investment Option”) to purchase up to an aggregate of 548,000 Ordinary Shares and new short-term unregistered Series B Ordinary Share Preferred Investment Options (the “Series B Preferred Investment Option,” together with the Series A Preferred Investment Option, the “New Warrants”) to purchase up to an aggregate of 1,096,000 Ordinary Shares (“New Warrant Shares”). The Company received aggregate gross proceeds of approximately $3.3 million from the exercise of the Existing Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company.

The New Warrants have an exercise price of $6.00 per Ordinary Share. The Series A Preferred Investment Options are exercisable on or after the date of the approval by the shareholders of the Company of the increase in authorized

Ordinary Shares of the Company (the “Authorized Share Increase”) and expire five years following the later of the effective date of the resale registration statement registering the Ordinary Shares issuable upon exercise of the New Warrants (the “Effective Date”) and the Authorized Share Increase, and the short-term Series B Preferred Investment Options are exercisable on or after the date of the Authorized Share Increase and expire eighteen months following the later of the Effective Date and the Authorized Share Increase. The Company has agreed to hold a special meeting of its shareholders within 90 days of the Inducement Letter to seek approval of the Authorized Share Increase in order to ensure that the Company has sufficient authorized share capital to reserve for issuance, and to issue upon exercise, the New Warrant Shares and the Placement Agent Warrant Shares (defined below), in each case in accordance with their respective terms.

The Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as its exclusive placement agent in connection with the transactions summarized above and has agreed to pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds received from the Holder’s exercise of their Existing Warrants and a management fee of 1.0% of the gross proceeds received from the Holder’s exercise of their Existing Warrants, pursuant to that certain engagement letter by and between the Company and the Placement Agent, dated as of December 3, 2025, as amended on June 4, 2026 (the “Engagement Letter”).

Pursuant to the Engagement Letter, the Company has also agreed to pay the Placement Agent non-accountable expenses in the amount of $35,000 and accountable expenses in the amount of $50,000. The Company also issued to the Placement Agent or its designees preferred investment options (“Placement Agent Warrant”) to purchase up to 38,360 Ordinary Shares (“Placement Agent Warrant Shares”) at an exercise price of $7.50 per Ordinary Share, which are exercisable on or after the date of the Authorized Share Increase and will expire five years following the later of the Effective Date and the date of the Authorized Share Increase.

The closing of the transactions contemplated pursuant to the Inducement Letter occurred on July 10, 2026 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Inducement Letter contains customary representations, warranties and covenants by the Company which were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The resale of the shares of the Company’s Ordinary Shares upon exercise of the Existing Warrants are registered pursuant to the Company’s registration statements on Form F-3 (File No. 333-275893 and 333-292241).

The Company also agreed to file a registration statement on Form F-3 (or other appropriate form if the Company is not then Form F-3 eligible) covering the resale of the New Warrant Shares issued or issuable upon the exercise of the New Warrants (the “Resale Registration Statement”) within fifteen (15) calendar days from the date of the Inducement Letter and to have such Resale Registration Statement declared effective by the SEC within forty-five (45) calendar days (or, in the event of a “full review” within ninety (90) calendar days) following the date of the Inducement Letter. In the Inducement Letter, the Company agreed not to issue any Ordinary Shares or ordinary share equivalents or to file any other registration statement with the SEC (in each case, subject to certain exceptions) until thirty (30) days after the Effective Date. The Company also agreed not to effect or agree to effect any variable rate transaction (as defined in the Inducement Letter) until one (1) year after the Effective Date (subject to certain exceptions).

Terms of New Warrants and Placement Agent Warrant

The following summary of certain terms and provisions of the New Warrants and the Placement Agent Warrant is not complete and is subject to, and qualified in its entirety by, the provisions of the Series A Preferred Investment Option, the Series B Preferred Investment Option and the Placement Agent Preferred Investment Option, the forms of which are filed as Exhibits 4.1, 4.2 and 4.3, respectively, to this Report on Form 6-K and are incorporated herein by reference.

The following description of the New Warrants and the Placement Agent Warrant is qualified in its entirety by reference to such exhibits.

Duration and Exercise Price

Each New Warrant has an exercise price equal to $6.00 per Ordinary Share, subject to adjustment as provided in the applicable New Warrant. The Series A Preferred Investment Option will be exercisable beginning on the Authorized Share Increase Date and will expire at 5:00 p.m., New York City time, on the five-year anniversary of the later of (i) the Effective Date and (ii) the Authorized Share Increase Date. The Series B Preferred Investment Option will be exercisable beginning on the Authorized Share Increase Date and will expire at 5:00 p.m., New York City time, on the eighteen-month anniversary of the later of (i) the Effective Date and (ii) the Authorized Share Increase Date. The Placement Agent Warrant will be exercisable beginning on the Authorized Share Increase Date and will expire at 5:00 p.m., New York City time, on the five-year anniversary of the later of (i) the Effective Date and (ii) the Authorized Share Increase Date. The exercise price and the number of Ordinary Shares issuable upon exercise of the New Warrants and the Placement Agent Warrant are subject to appropriate adjustment in the event of share dividends, share splits, combinations, reclassifications and similar events affecting the Company’s Ordinary Shares.

Exercisability

Each New Warrant and the Placement Agent Warrant will be exercisable, at the option of the holder, in whole or in part, by delivering to the Company a duly executed notice of exercise and paying the aggregate exercise price for the Ordinary Shares purchased upon such exercise, unless the holder elects to exercise the applicable warrant pursuant to the cashless exercise provisions described below.

A holder may not exercise any portion of a New Warrant or the Placement Agent Warrant to the extent that, after giving effect to such exercise, the holder, together with its affiliates and any other persons acting as a group with the holder or any of its affiliates, would beneficially own more than the applicable beneficial ownership limitation set forth in the relevant warrant. The beneficial ownership limitation for the New Warrants is 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of the Ordinary Shares issuable upon exercise. The beneficial ownership limitation for the Placement Agent Warrant will be 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of the Ordinary Shares issuable upon exercise, as specified in the Placement Agent Warrant. A holder may, upon notice to the Company, increase or decrease the beneficial ownership limitation applicable to such holder, provided that the beneficial ownership limitation may not exceed 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise. Any increase in the beneficial ownership limitation will not become effective until the 61st day after notice is delivered to the Company.

Cashless Exercise

If, at the time a holder exercises a New Warrant or the Placement Agent Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for, the resale of the Ordinary Shares issuable upon exercise of the applicable warrant by the holder, then the holder may exercise such warrant, in whole or in part, by means of a cashless exercise. In that event, the holder will be entitled to receive the net number of Ordinary Shares determined according to the formula set forth in the applicable warrant. The New Warrants and the Placement Agent Warrant provide that, in connection with a cashless exercise, the Ordinary Shares issued upon such exercise shall take on the characteristics of the applicable warrant being exercised, and the holding period of such Ordinary Shares may be tacked to the holding period of the applicable warrant.

Trading Market

There is no established trading market for the New Warrants or the Placement Agent Warrant, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants or the Placement Agent Warrant on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants and the Placement Agent Warrant will be extremely limited.

Rights as a Shareholder

Except as otherwise provided in the New Warrants or the Placement Agent Warrant, or by virtue of such holder’s ownership of Ordinary Shares, the holder of a New Warrant or the Placement Agent Warrant does not have the rights or privileges of a holder of Ordinary Shares, including any voting rights, until the holder exercises the applicable warrant.

Fundamental Transactions

If, at any time while a New Warrant or the Placement Agent Warrant is outstanding, the Company effects a Fundamental Transaction, as defined in the applicable warrant, then upon any subsequent exercise of such warrant, the holder will have the right to receive, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the Fundamental Transaction, the number of common or ordinary shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which the applicable warrant is exercisable immediately prior to such Fundamental Transaction.

In addition, in the event of a Fundamental Transaction, the Company or any successor entity shall, at the holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, or, if later, the date of the public announcement of the applicable contemplated Fundamental Transaction, purchase the unexercised portion of the applicable warrant from the holder by paying to the holder an amount equal to the Black Scholes Value, as defined in the applicable warrant, of the remaining unexercised portion of such warrant on the date of consummation of the Fundamental Transaction.

Waivers and Amendments

Other than the beneficial ownership limitation provision and the amendment provision, each of which may not be modified, amended or waived, each New Warrant and the Placement Agent Warrant may be modified or amended, or the provisions thereof waived, with the written consent of the Company and the holder of the applicable warrant.

The forms of the Inducement Letter, Series A Preferred Investment Option, Series B Preferred Investment Option and Placement Agent Warrant are attached as Exhibits 10.1, 4.1, 4.2 and 4.3, respectively. The description of the terms of the Inducement Letter, the New Warrants and the Placement Agent Warrant is not intended to be complete and is qualified in its entirety by reference to such exhibits.

The Company issued the New Warrants pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, available under Section 4(a)(2). The Company issued the Placement Agent Warrant pursuant to the exemption from the registration requirements of the Securities Act available under Section 4(a)(2) in connection with the Engagement Letter. Neither the issuance of the New Warrants, the Placement Agent Warrant, the New Warrant Shares nor the Placement Agent Warrant Shares has been registered under the Securities Act, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy securities of the Company.

Other Events.

The Company issued press releases on July 9, 2026, and July 10, 2026, relating to the Offering, which are attached as Exhibits 99.1 and 99.2 are incorporated by reference herein.

Exhibits

Exhibit No	Description

4.1	Form of Series A Preferred Investment Option
4.2	Form of Series B Preferred Investment Option
4.3	Form of Placement Agent Warrant
10.1	Form of Inducement Letter
99.1	Press release dated July 9, 2026
99.2	Press release dated July 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	July 10, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer